WSP HOLDINGS LIMITED

For Immediate Release

Contact: WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Ms. Elaine Ketchmere, Partner Phone: +1-310-954-1345 (Los Angeles) E-mail: elaine.ketchmere@ccgir.com http://www.ccgirasia.com

Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com

WSP Holdings Announces Fourth Quarter and Full Year 2009 Results

Wuxi, China, March 30, 2010 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

Fourth Quarter 2009 Highlights and Recent Events

•	Net revenues were $129.8 million, down 56.6% from $299.3 million in the fourth quarter of 2008 and up 43.8% from $90.2 million in the third quarter of 2009

•	Gross profit was $0.8 million, down 98.5% from $56.0 million in the fourth quarter of 2008 and down 82.1% from $4.5 million in the third quarter of 2009

•	Net loss was $16.3 million, compared to net income of $27.8 million in the fourth quarter of 2008

•

Basic and diluted loss per American Depository Share (“ADS,” each ADS representing two ordinary shares) were both $0.16 for the fourth quarter of 2009, compared to earnings per basic and diluted ADS of $0.27 in the fourth quarter of 2008

•

In February 2010, WSP Holdings began construction of a new pipe facility in Thailand with OCTG pipe production capacity of 200,000 tonnes per year, which will allow it to serve reviving demand from international customers

•

In February 2010, WSP China together with three other minority shareholders disposed of their equity interests in Jiangsu Fanli Pipe Co., Limited for a cash consideration of RMB63 million (approximately $9.2 million). Certain production assets of Fanli will subsequently be transferred to the new pipe facility in Thailand.

Full Year 2009 Highlights

•	Net revenue was $557.1 million, down 38.9% from 2008

•	Gross profit was $78.9 million, down 62.2% from 2008

•	Gross profit margin was 14.2%, compared to 22.9% in 2008

•	Income from operations was $18.8 million, a decrease of 87.2% from 2008

•	Net income was $3.4 million, a decrease of 96.6% from 2008

•	Basic and diluted earnings per ADS were both $0.03, compared to $0.97 in 2008

The Company’s sales increased 43.8% from third quarter lows due to higher sales volume of API products in China and increased sales to Africa. However, profitability was adversely affected due to changes in the product mix to include a larger proportion of lower margin green pipes and API products as well as increasing raw materials costs. OCTG inventory levels in the US continued to decline and rig counts continue to rise. As a result, oil and gas producers around the world have begun increasing orders. The Company has recently begun construction of a new facility in Thailand, which will allow it to serve reviving demand from international markets.

Financial Results

Fourth Quarter 2009 Financial Results

WSP Holdings’ net revenues were $129.8 million, down 56.6% from $299.3 million in the fourth quarter of 2008 primarily due to lower demand and lower prices for its products in light of the challenging environment in international and domestic markets. Net revenues climbed up 43.8% from $90.2 million in the third quarter of 2009. Sales volume was 127,082 tonnes in the fourth quarter of 2009, down 35.1% from a year ago and increased 43.6% from third quarter of 2009.

API product sales were $93.9 million, down 53.8% from the fourth quarter of 2008, and up 47.5% from the third quarter of 2009. Non-API products sales were $22.9 million, down 61.8% from the fourth quarter of 2008 and up 10.5% from the third quarter of 2009. Sales of other products included primarily green pipes sold to domestic customers.

Domestic sales in the fourth quarter were $68.6 million, down 46.7% year-over-year and up 4.4% from the third quarter of 2009. International sales were $61.1 million, down 64.1% year over year. The decrease was attributable to a significant decrease in demand for OCTG from international markets, especially in North America and Asia. Compared to the third quarter of 2009, international sales rose 149.7% primarily because of increased shipments to the African markets. Furthermore, the Company was able to sell part of its inventory through its Houston Group subsidiary which was shipped to the US in early 2009.

Quarterly Revenue and Sales Volume

	Q4 2009 ($ in 000)	% of Revenue	Q3 2009 ($ in 000)	% of Revenue	QoQ %	Q4 2008 ($ in 000)	% of Revenue	YoY %

Revenue by Product

API Products	93,855	72.3%	63,619	70.5%	47.5%	203,075	67.8%	-53.8%

Non-API Products	22,927	17.7%	20,747	23.0%	10.5%	60,020	20.1%	-61.8%

Other Products	12,978	10.0%	5,870	6.5%	121.1%	36,212	12.1%	-64.2%

Total Net Revenue	129,760	100%	90,236	100%	43.8%	299,307	100%	-56.6%

Revenue by Region
Domestic	68,639	52.9%	65,760	72.9%	4.4%	128,861	43.1%	-46.7%
Overseas	61,121	47.1%	24,476	27.1%	149.7%	170,446	56.9%	-64.1%

Total Net Revenue	129,760	100%	90,236	100%	43.8%	299,307	100%	-56.6%

	Q4 2009 (tonnes)	% of Volume	Q3 2009 (tonnes)	% of Volume	QoQ %	Q4 2008 (tonnes)	% of Volume	YoY %

Sales Volume by Product

API Products	93,114	73.3%	67,421	76.2%	38.1%	138,751	70.9%	-32.9%

Non-API Products	11,514	9.1%	11,894	13.4%	-3.2%	28,434	14.5%	-59.5%

Other Products	22,454	17.7%	9,182	10.4%	144.5%	28,533	14.6%	-21.3%

Total Sales Volume	127,082	100%	88,497	100%	43.6%	195,718	100%	-35.1%

Gross profit in the fourth quarter of 2009 was $0.8 million, down 98.5% from $56.0 million in the fourth quarter of 2008. Gross margin in the fourth quarter of 2009 was 0.6%, compared to 18.7% in the fourth quarter of 2008. The decline in gross margin was the result of higher raw materials costs and a larger proportion of lower-margin API products and green pipes sold in the sales mix.

Operating expenses in the fourth quarter of 2009 were $18.1 million, down 27.7% from $25.1 million in the fourth quarter of 2008. Selling and marketing expenses were $5.5 million, down 18.1% from $6.7 million in the fourth quarter of 2008 primarily due to lower sales commission and lower sales activity level associated with declined sales volume. General and administrative expenses were $13.1 million, down 36.1% from $20.5 million in the fourth quarter of 2008.

Loss from operations was $17.3 million in the fourth quarter of 2009, compared to income from operations of $30.9 million in the fourth quarter of 2008.

Net interest expense was $4.7 million in the fourth quarter of 2009, compared to $4.6 million in the fourth quarter of 2008.

The Company recorded an income tax benefit of $4.1 million in the fourth quarter of 2009 due to the partial reversal of a deferred tax relating to withholding taxes on dividends remitted from WSP China to First Space Holdings Limited as a result of its qualification as a tax resident company in the Hong Kong Special Administrative Region.

Net loss was $16.3 million in the fourth quarter of 2009, compared to $27.8 million of net income in the fourth quarter of 2008.

Basic and diluted loss per ADS were both $0.16 for the fourth quarter of 2009, compared to earnings per basic and diluted ADS of $0.27 in the fourth quarter of 2008.

Full Year 2009 Financial Results

For the full year 2009, net revenue was $557.1 million, down 38.9% from $912.1 million in 2008. Total sales volume was 480,091 tonnes, down 21.1% from 608,516 tonnes in 2008. Sales of API products were $414.3 million, down 18.0% year over year. Sales of Non-API products were $102.2 million, down 65.3% year over year. Domestic sales were $335.4 million, or 60.2% of revenue, up 6.1% from $316.3 million, or 34.7% of revenue in 2008.

Table 2 – Annual revenue and sales volume

	FY 2009 ($ in 000)	% of Revenue	FY 2008 ($ in 000)	% of Revenue	YoY %

Revenues by Product
API Products	414,250	74.4%	505,346	55.4%	-18.0%
Non-API Products	102,186	18.3%	294,776	32.3%	-65.3%
Other Products	40,624	7.3%	111,968	12.3%	-63.7%
Total Net Revenues	557,060	100%	912,090	100%	-38.9%

Revenues by Region
Domestic	335,433	60.2%	316,278	34.7%	6.1%
Overseas	221,627	39.8%	595,812	65.3%	-62.8%
Total Revenues	557,060	100%	912,090	100%	-38.9%

	FY 2009 (tonnes)	% of Volume	FY 2008 (tonnes)	% of Volume	YoY %

Volume by Product
API Products	369,266	76.9%	355,215	58.4%	4.0%
Non-API Products	52,877	11.0%	154,114	25.3%	-65.7%
Other Products	57,948	12.1%	99,187	16.3%	-41.6%
Total Sales Volume	480,091	100.0%	608,516	100.0%	-21.1%

Gross profit for the full year 2009 was $78.9 million, a decrease of 62.2% from $208.6 million in 2008. Gross margin was 14.2% in 2009, compared to 22.9% in 2008. Income from operations for 2009 was $18.8 million, down 87.2% from $146.6 million in 2008. Operating margin was 3.4% in 2009, compared to 16.1% in 2008. Net income for the full year 2009 was $3.4 million, a decrease of 96.6% from $99.3 million in 2008. Basic and diluted earnings per ADS were both $0.03 in 2009, compared to $0.97 for both in 2008.

Financial Condition

As of December 31, 2009, the Company had cash and cash equivalents of $133.3 million, compared to $89.1 million as of December 31, 2008. Restricted cash totaled $205.6 million as of December 31, 2009, compared to $232.0 million as of December 31, 2008. Accounts receivable totaled $203.9 million as of December 31, 2009, compared to $246.5 million as of December 31, 2008. The decrease in accounts receivable was mainly because the Company tightened its credit policy and intensified collections activities in the fourth quarter of 2009. As of December 31, 2009, total assets were $1,412.2 million, total liabilities stood at $978.7 million and total shareholders’ equity was $409.9 million.

Capital expenditures for 2009 were $147.6 million. The capital expenditures for the next 12 months will be funded mainly through internally generated funds and medium- and long-term bank loans. As of December 31, 2009, the Company had available bank facilities of $249.1 million.

Update on New Production Facilities

Houston OCTG Group, Inc. (“Houston Group”)

A new threading line with 120,000 tonnes of annual production capacity at Houston Group is expected to be completed in the second quarter of 2010. Production at Houston Group’s new heat treatment line was slightly behind schedule due to more comprehensive environmental impact studies than were previously anticipated. The heat treatment line with 100,000 tonnes of annual production capacity is expected to start production by September 2010.

Bazhou Seamless Oil Pipes Company Limited (“Bazhou Seamless”)

The Company expects the three new threading lines with an annual production capacity of 300,000 tonnes at its Bazhou Seamless subsidiary in Xinjiang Autonomous Region to begin production by July 2010. The construction of another heat treatment line there with 200,000 tonnes of annual production capacity was affected by extremely cold weather this winter. The management expects the construction to pick up in the spring to meet the expected commencement of production in September 2010.

Liaoyang Seamless Oil Pipes Company Limited (“Liaoyang Seamless”)

The Company expects the hot-rolling line at Liaoyang Seamless with an annual production capacity of 300,000 tonnes to begin trial production in the second quarter of 2010.

Recent Developments

In February 2010, WSP Holdings through its wholly-owned subsidiary, First Space Holdings Limited, established a new subsidiary, WSP Pipe Company Limited (“WSP Pipe”), in the Thai-Chinese Rayong Industrial Zone, Thailand. WSP Pipe was incorporated with THB700 million (approximately $23.1 million) of registered capital. Through WSP Pipe, WSP Holdings will build an OCTG pipe manufacturing and sales facility. Two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year are expected to begin their trial production by the end of 2010.

In February 2010, WSP Holdings’ wholly-owned subsidiary, WSP China, together with three other minority shareholders entered into an agreement with Zhejiang Jianli Company Limited to dispose of their equity interests in Jiangsu Fanli Pipe Co., Limited (“Fanli”) for a cash consideration of RMB63 million (approximately $9.2 million). Pursuant to the agreement, WSP China will take possession of certain assets of Fanli, including current assets and assume all liabilities incurred before the disposal. Certain production assets of Fanli will subsequently be transferred by WSP China to WSP Pipe for its production use.

Operational Environment and Business Outlook

Following a significant decline in the second half of 2008 to a low of around $30 per barrel at the end of 2008, global oil prices have been increasing, reaching over $80 per barrel. US Rig counts have been increasing over the last few months to reach 1,407 in March 2010 from 1,078 in November 2009. The Company does not expect a significant improvement in sales to North America in the near term due to countervailing duties on seamless pipes made in China. Longer term, the Company intends to recapture its market share in North America and pursue new opportunities in Central and South America through its subsidiaries in Houston and Thailand.

WSP Holdings expects to increase sales and marketing efforts in other international markets. It is qualified to sell products to major oil companies in the Middle East as well as Northern and Western Africa, particularly in Algeria and Nigeria.

In the domestic market, the Company continues to actively target customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, in order to increase sales of higher-margin, non-API products. Domestic average selling prices, especially for API products, may remain at low levels despite increasing raw materials costs. The Company is uncertain as to when price environment will improve.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. ET on Tuesday, March 30, 2010 to discuss results for its fiscal quarter ended December 31, 2009. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 800 299 8538. International callers should call +1 617 786 2902. The conference pass code is 192 862 78.

A replay of the conference call will be available from 11:00 a.m. ET on Tuesday, March 30, 2010 to Tuesday April 13, 2010. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 164 948 80.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and share-related data)

	3 Months Ended December 31, 2009	3 Months Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2008

Net revenues	$129,760	$299,307	$557,060	$912,090
Cost of revenues	(128,946)	(243,294)	(478,156)	(703,531)

Gross profit	814	56,013	78,904	208,559

Selling and marketing expenses	(5,475)	(6,682)	(17,867)	(22,770)
General and administrative expenses	(13,084)	(20,462)	(44,798)	(41,740)
Other operating income	425	2,060	2,559	2,589

(Loss) income from operations	(17,320)	30,929	18,798	146,638

Interest income	1,042	1,247	5,962	7,694
Interest expenses	(5,717)	(5,810)	(22,988)	(23,013)
Other income	192	192	767	767
Exchange differences	120	(1,737)	218	(6,984)

(Loss) income before provision for income taxes	(21,683)	24,821	2,757	125,102

Provision for income taxes	4,091	3,909	(1,864)	(24,405)

Net (loss) income before earnings in equity investment	(17,592)	28,730	893	100,697
Earnings in equity investment	(23)	1	(105)	1

Net (loss) income	(17,615)	28,731	788	100,698

Net loss (income) attributable to the non-controlling interests	1,319	(972)	2,568	(1,349)

Net (loss) income attributable
to WSP Holdings Limited	$(16,296)	$27,759	$3,356	$99,349

Weighted average ordinary shares used in computation of earnings per share:
Basic	205,789,800	205,789,800	205,789,800	205,663,247
Diluted	205,789,800	205,789,800	205,789,800	205,663,247

(Loss) earnings Per Ordinary Share
Basic	$(0.08)	$0.13	$0.02	$0.48
Diluted	$(0.08)	$0.13	$0.02	$0.48

(Loss) earnings Per ADS
Basic	$(0.16)	$0.27	$0.03	$0.97
Diluted	$(0.16)	$0.27	$0.03	$0.97

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2009	December 31, 2008

Assets
Cash and cash equivalents	$133,250	$89,097
Restricted cash	205,613	231,988
Accounts and bills receivable, net	203,929	246,463
Other current assets	345,968	351,828

Total Current Assets	888,760	919,376

Property and equipment, net	407,052	313,936
Land use rights	34,060	32,105
Other non-current assets	82,342	45,194

Total Assets	$1,412,214	$1,310,611

Liabilities
Accounts payables	$161,974	$344,817
Borrowings due within one year	506,448	337,438
Other current liabilities	114,365	113,880

Total Current Liabilities	782,787	796,135

Borrowings due after one year	189,069	—
Other non-current liabilities	6,866	12,481

Total Liabilities	$978,722	$808,616

Total WSP Holdings Limited shareholders’ equity	409,918	482,606
Non-controlling interests	23,574	19,389

Total equity	433,492	501,995

Total Liabilities and Equity	$1,412,214	$1,310,611

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